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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number:  001-33287

Information Services Group, Inc., American Stock Exchange

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

Four Stamford Plaza, 107 Elm Street, Stamford, CT 06902 (203) 517-3100

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, $0.001 par value
Warrants to purchase Common Stock
Units, each consisting of one share of Common Stock and one Warrant

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR240.12d2-2(a)(1)
☐	17 CFR240.12d2-2(a)(2)
☐	17 CFR240.12d2-2(a)(3)
☐	17 CFR240.12d2-2(a)(4)
☐	Pursuant to 17 CFR240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)
☒

Pursuant to 17 CFR240.12d2-2(c), the Issuer has complied with its rules of the Exchange and the requirements of 17 CFR240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Information Services Group, Inc. (“ISG”) (Name of the Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

January 31, 2008	By: /s/ Michael P. Connors	Chairman and Chief Executive Officer
Date	Name	Title
SEC 1654(03-06)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

This voluntary delisting from the American Stock Exchange is a result of ISG’s pending move to the NASDAQ Stock Market, LLC (“NASDAQ”).  ISG’s first day of trading on NASDAQ will be February 1, 2008.

(1)   Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.